[redacted]

10025785

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
FEB 25 2010
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66640

Mail Processing Section
FEB 24 2010
Washington, DC
122

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: US RE Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Blue Hill Plaza - 3rd Floor
(No. and Street)

Pearl River (City) New York (State) 10965 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael T Marrone 845-920-7100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum, LLP
(Name – *if individual, state last, first, middle name*)

10 Melville Park Road (Address) Melville (City) New York (State) 11747-3146 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael T Marrone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of US RE Securities, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO-Fin-OP

Title

Notary Public

WILLIAM H. JOSEPH
Notary Public State of New York
No. 02JO5032555
Qualified in New York County
Commission Expires 7/28/2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. RE SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2009

U.S. RE SECURITIES, LLC

CONTENTS

Independent Auditors' Report 1

Financial Statements

Statement of Financial Condition 2
Statement of Operations 3
Statement of Changes in Member's Equity 4
Statement of Cash Flows 5

Notes To Financial Statements 6-11

Supplementary Information

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 12
Schedule II - Computation for Determination of Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission 13
Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 14

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 15-16

MARCUM
ACCOUNTANTS ▲ ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Member of
U.S. RE Securities, LLC

We have audited the accompanying statement of financial condition of U.S. RE Securities, LLC (the "Company) (a Company wholly-owned subsidiary of U.S. RE Companies) as of December 31, 2009, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. RE Securities, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marcum LLP

Melville, New York
February 18, 2010

MARCUMGROUP
MEMBER

Marcum LLP ▪ 10 Melville Park Road ▪ Melville, New York 11747 ▪ **Phone** 631.414.4000 ▪ **Fax** 631.414.4001 ▪ **marcumllp.com**
NEW YORK ▪ NEW JERSEY ▪ CONNECTICUT ▪ PENNSYLVANIA ▪ FLORIDA ▪ GRAND CAYMAN

U.S. RE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

Assets		
Cash	$ 9,223	
Property and equipment, net	1,406	
Due from affiliates	116,143	
Total Assets		$ 126,772
Liabilities and Member's Equity		
Liabilities		$ --
Member's Equity		126,772
Total Liabilities and Member's Equity		$ 126,772

The accompanying notes are an integral part of these financial statements.

U.S. RE SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

Operating Income		
Investment banking fees		$ 220,649
Operating Expenses		
Salaries and benefits	$ 420,034	
General and administrative	54,331	
Rent	16,000	
Total Operating Expenses		490,365
Loss Before Expense From Income Taxes		(269,716)
Income Tax Benefit		(106,078)
Net Loss		$ (163,638)

The accompanying notes are an integral part of these financial statements.

U.S. RE SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

Member's Equity - Beginning	$	290,410
Net Loss		(163,638)
Member's Equity - Ending	$	126,772

The accompanying notes are an integral part of these financial statements.

U.S. RE SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows From Operating Activities		
Net Loss		$ (163,638)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	$ 623	
Changes in operating assets and liabilities:		
Due from affiliates	161,479	
Other assets	806	
Total Adjustments		162,908
Net Cash Used In Operating Activities		(730)
Net Decrease in Cash		(730)
Cash - Beginning		9,953
Cash - Ending		$ 9,223

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS AND REGULATORY MATTERS

NATURE OF BUSINESS

U.S. RE Securities, LLC (the "Company") was formed as a Limited Liability Company on August 19, 2002 in the state of Delaware as Fenelon Ventures 111, LLC. The Company is a wholly-owned subsidiary of U.S. RE Companies, Inc. (the "Parent"), a New York domiciled holding company. On December 23, 2003, the Company changed its name to U.S. RE Securities, LLC as part of a business plan to become a registered broker-dealer in securities. On April 14, 2005, the Company received approval from the National Association of Securities Dealers ("NASD") to operate as a registered broker-dealer in securities. The Company's business consists primarily of private placements of securities and corporate financing activities. Prior to becoming a registered broker dealer, the Company's primary source of revenue was consulting services. The Company is not a clearing broker dealer and holds no customer accounts.

As provided for in the Company's operating agreement (the "Operating Agreement"), the Company will continue indefinitely unless terminated sooner pursuant to certain events as defined in the Operating Agreement.

During 2009, the Company's revenue was generated from the placement of a single financing agreement.

REGULATORY MATTERS

In July 2007, the Financial Industry Regulatory Authority ("FINRA") was created by the consolidation of the NASD and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. FINRA performs a wide variety of functions within the securities industry, including the regulation of broker-dealers. As such, FINRA is the Company's primary regulator.

NOTE 2 - SIGNIFICANT ACCOUNTING PRINCIPLES

BASIS OF PRESENTATION

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

SUBSEQUENT EVENTS

Management has evaluated subsequent events to determine if events or transactions occurring through February 18, 2010 require potential adjustment to or disclosure in the financial statements. No such events or transactions have occurred.

NOTE 2 - SIGNIFICANT ACCOUNTING PRINCIPLES, (CONTINUED)

USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and depreciation is being provided using the straight-line method over their estimated useful loves, which is generally six to seven years. Upon retirement or other disposition of these assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gains or losses are reflected in the results of operations. Expenditures for maintenance and repairs are charged to expense as incurred. Renewals and betterments are capitalized

REVENUE RECOGNITION

The Company's primary source of income is investment banking fees derived from the successful private placements of securities or arranging corporate financing for customers. Revenue is earned upon the closing of a private placement or corporate finance agreement.

INCOME TAXES

The Company files consolidated Federal, state and local tax returns with the Parent and other affiliates on a cash basis. The members of a limited liability company are taxed on their proportionate share of a company's Federal and state taxable income. Accordingly, no liability for Federal or state income taxes has been included in these financial statements.

The Company recognizes deferred tax assets and liabilities for the future tax consequences of events that have been recognized in its financial statements or income tax returns. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company prepares its tax returns on a cash basis. Accordingly, the Company records deferred tax assets or liabilities for the increase or decrease in future years' tax liabilities related to the temporary differences, which arise by utilizing these two accounting methods.

NOTE 2 - SIGNIFICANT ACCOUNTING PRINCIPLES, (CONTINUED)

INCOME TAXES (CONTINUED)

The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 further prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return under a two-step process. The first step is a recognition process whereby the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is a measurement process whereby a tax position that meets the more-likely-than-not recognition threshold is calculated to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

The Company assesses its tax positions for all open tax years and determines whether the Company has any material unrecognized liabilities in accordance with ASC 740. The Company records these liabilities to the extent the Company deems them more likely than not to be incurred. The Company classifies interest and penalties on material uncertain tax positions as interest expense and operating expense, respectively, in its statement operations.

Management has concluded that there are no significant uncertain tax positions that would require recognition in the financial statements.

RECENTLY ISSUED AND ADOPTED ACCOUNTING PRONOUNCEMENTS

Generally Accepted Accounting Principles (ASC 105)
In June 2009, the FASB issued The Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (Codification) (the "Codification") which revises the framework for selecting the accounting principles to be used in the preparation of financial statements that are presented in conformity with GAAP. The objective of the Codification is to establish the FASB Accounting Standards Codification ("ASC") as the source of authoritative accounting principles recognized by the FASB. In adopting the

NOTE 2 - SIGNIFICANT ACCOUNTING PRINCIPLES, (CONTINUED)

RECENTLY ISSUED AND ADOPTED ACCOUNTING PRONOUNCEMENTS (CONTINUED)

Generally Accepted Accounting Principles (ASC 105) (continued)

Codification, all non-grandfathered, non-SEC accounting literature not included in the Codification is superseded and deemed non-authoritative. The Codification required any references within the Company's financial statements to be modified from FASB issues to ASC. However, in accordance with the FASB Accounting Standards Codification Notice to Constituents (v 2.0), the Company did not reference specific sections of the ASC but used broad topic references. The Company's recent accounting pronouncements section has been reformatted to reflect the same organizational structure as the ASC.

Subsequent Events (ASC 855)

ASC 855 provides general standards governing accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. ASC 855 also provides guidance on the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions occurring after the balance sheet date. Because this ASC impacts the disclosure and not the accounting treatment for subsequent events, the adoption of this ASC did not have an impact on the Company's financial condition or results of operations.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2009:

Property and equipment	$5,000
Less: accumulated depreciation	3,594
Property and equipment, net	$1,406

Depreciation expense for the year ended December 31, 2009 amounted to $624 and is included in general and administrative expenses on the statement of operations.

NOTE 4 - INCOME TAXES

The current benefit for Federal, State and Local income taxes charged to operations for the year ended December 31, 2009 is $106,078. The Company joins with the Parent and its affiliates in filing a consolidated Federal income tax return. The consolidating companies have a tax allocation agreement whereby current Federal income tax expense or benefit is computed on a separate return basis. The agreement provides that each affiliate make payments to the Parent to the extent that its income contributes to the consolidated Federal income tax expense. The Company also joins with the Parent and its affiliates in filing combined New York State income tax return. As a result, the Company provides for current income tax expense or benefit based on effective rates of 34% for Federal income taxes and of 9% for New York State income taxes. At December 31, 2009, the Company recorded a tax benefit of $106,078 due from the Parent and its affiliates.

NOTE 5 - RELATED PARTY TRANSACTIONS

U.S. RE Corporation ("Corporation"), a wholly-owned subsidiary of the Parent, provides administrative services to the Company under the terms of an expense sharing agreement.

The Company paid $13,336 to Corporation for such services for the year ended December 31, 2009.

The Company sublets office space from Corporation on a month-to-month basis. Rent expense for the year ended December 31, 2009 amounted to $16,000.

Salaries and benefits include the costs of two full time employees of the Company as well as an allocation of salaries and benefits from Corporation for services rendered on behalf of the Company. The salaries and benefits expenses allocated to the Company for the year ended December 31, 2009 amounted to $76,464.

NOTE 6 - DUE FROM AFFILIATES

Due from affiliates for $116,143 represents the net balance due to the Company for various intercompany transactions with the Parent and other subsidiaries of the Parent. The balance of this account changes regularly as a result of ongoing intercompany transactions. The balance carries no interest and has no specific repayment terms.

NOTE 7 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At December 31, 2009, the Company had net capital of $9,223, which was $4,223 in excess of its required minimum net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was zero. Should additional capital be required for the continued operation of the Company it is management's intent to make the requisite capital infusion.

The Company is subject to regulatory examinations conducted by FINRA. The most recent financial/operation and sales practice examination report, which was submitted to the Company on April 13, 2009, indicated items requiring attention by the Company. Management has concluded that all items noted in the report were adequately addressed in their response to FINRA and, where necessary, procedures implemented to meet regulatory requirements. None of the items noted in the examination requiring attention had an impact on the Company's financial position, results of operations or the preparation of financial statements in accordance with GAAP.

U.S. RE SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

NET CAPITAL COMPUTATION		
Member's Equity		$ 126,772
Deductions and changes in non-allowable assets:		
Property and equipment, net	$ 1,406	
Due from affiliates	116,143	
Total Deductions and Changes		117,549
Net Capital		$ 9,223
Aggregate Indebtedness (A.I.)		
Accounts Payable	$ --	
Due to affiliates	--	
Total Aggregate Indebtedness		$ --
Computation of Basic Net Capital Requirements		
(a) Minimum net capital required (6 2/3 % of $0)		$ --
(b) Minimum dollar net capital requirements		$ 5,000
Net capital requirement (Greater of (a) or (b))		$ 5,000
Excess net capital		$ 4,223
Excess net capital at 1,000% (net capital-10% of A.I.)		$ --
Percentage of aggregate indebtedness to net capital		--

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form 17A-5 as of December 31, 2009)

No material differences exist

See independent auditors' report.

U.S. RE SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2009

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See independent auditors' report.

U.S. RE SECURITIES, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member of
U.S. RE Securities, LLC

In planning and performing our audit of the financial statements of U.S. RE Securities, LLC (the "Company") (a wholly-owned subsidiary of U.S. RE Companies) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

MARCUMGROUP
MEMBER

Marcum LLP ▪ 10 Melville Park Road ▪ Melville, New York 11747 ▪ Phone 631.414.4000 ▪ Fax 631.414.4001 ▪ marcumllp.com
NEW YORK ▪ NEW JERSEY ▪ CONNECTICUT ▪ PENNSYLVANIA ▪ FLORIDA ▪ GRAND CAYMAN

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives

This report is intended solely for the information and use of the management of the Company, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Melville, New York
February 18, 2010